Prospectus Supplement to	Filed pursuant to Rule 424(b)(7)
Prospectus dated December 28, 2015	Registration No. 333-198306

6,000,000 SHARES

SOLARWINDOW TECHNOLOGIES, INC. COMMON STOCK

This prospectus supplement amends and supplements our prospectus dated December 28, 2015. The prospectus relates to 6,000,000 shares of our common stock that may be offered for resale by the Selling Stockholder named therein. This prospectus supplement is being filed to reflect that the Selling Stockholder is Kalen Capital Holdings LLC, a wholly owned subsidiary of Kalen Capital Corporation.

The Selling Stockholder named in this prospectus supplement, or in supplements hereto, may sell all or a portion of the common stock, from time to time, in market transactions, in negotiated transactions or otherwise, and at prices and on terms which will be determined by the then prevailing market price for our common stock or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. In addition, the Selling Stockholder may offer the common stock from time to time through ordinary brokerage transactions on the OTC Markets Group Inc. QB tier (the “OTCQB”). See “Plan of Distribution” in the prospectus dated December 28, 2015 for additional information on the methods of sale.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated December 28, 2015. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

No securities are being offered or sold by us pursuant to this prospectus supplement. We will not receive any of the proceeds from the sale of these shares by the Selling Stockholder.

Our common stock is traded on the OTCQB under the symbol “WNDW.” On November 11, 2016, the closing price of our common stock, as reported on the OTCQB was $3.25 per share.

Our principal executive offices are located at 10632 Little Patuxent Parkway, Suite 406, Columbia, MD 21044. Our phone number is (800) 213-0689.

Investing in the offered securities involves risks. See “Risk Factors” beginning on page 8 of the prospectus dated December 28, 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the offered securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2016

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THE SELLING STOCKHOLDER

The table below supplements or amends the Selling Stockholder table contained on page 53 of the prospectus dated December 28, 2015. Where the name of the Selling Stockholder identified in the table below also appears in the table of the prospectus, the information set forth in the table below regarding the Selling Stockholder supersedes the information in the prospectus. The following table provides information regarding the Selling Stockholder and the number of shares of common stock it is offering for resale hereunder.

Unless otherwise indicated in the footnotes below, we believe that the person and entity named in the table below have sole voting and investment power with respect to all shares beneficially owned. Because the Selling Stockholder may offer, pursuant to this prospectus supplement, all or some portion of the common stock listed below, no estimate can be given as to the amount of common stock that will be held by the Selling Stockholder upon consummation of any sales. In addition, the Selling Stockholder listed in the table may have sold, transferred or otherwise disposed of, in transactions exempt from registration requirements of the Securities Act of 1933, as amended, some or all of their common stock since the date as of which such information was provided to us. The percentage ownership data is based on 28,530,341 shares of our common stock issued and outstanding as of November 9, 2016.

Other than as described in the footnotes to the table and elsewhere in the prospectus dated December 28, 2015, the Selling Stockholder has not had any material relationship with us or any of our affiliates within the past three years, other than as a stockholder.

We have prepared the table based on information given to us by, or on behalf of, the Selling Stockholder on or before November 9, 2016. Information about the Selling Stockholder may change over time. Any changed information given to us by the Selling Stockholder will be set forth in prospectus supplements, amendments to this prospectus supplement, or post-effective amendment to the registration statement of which the accompanying prospectus is a part, if and when necessary.

Selling Stockholder	# of Shares Beneficially Owned Prior to the Offering		% of Issued and Outstanding Shares Owned Prior to the Offering (1)	# of Shares Registered and to be Sold in this Offering (2)	# of Shares Beneficially Owned After this Offering (2)		% of Issued and Outstanding Shares Owned After this Offering (2)
Kalen Capital Holdings LLC (3)	29,042,546	(4)	65.53	6,000,000	24,620,160	(5)	53.64	(6)
Total	29,042,546		65.53	6,000,000	24,620,160		53.64

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(1) Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Beneficial ownership is calculated based on 28,530,341 shares of common stock issued and outstanding as of the date of this prospectus supplement. Under Rule 13d-3(d) of the Exchange Act, shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

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Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date of this prospectus.

(2) The Selling Stockholder may offer and sell, from time to time, any or all of our common stock issued to them and registered for resale. Because the Selling Stockholder may offer all or only some portion of the 6,000,000 shares of common stock registered, no exact number can be given as to the amount or percentage of these shares of common stock that will be held by the Selling Stockholder upon termination of the offering. We can only make estimates and assumptions. The number of shares listed in the category entitled "% of Issued and Outstanding Shares Owned After This Offering," in the table above, represent an estimate of the number of shares of common stock that will be held by the Selling Stockholder after the offering. To arrive at this estimate, we have assumed that the Selling Stockholder will sell all of the shares to be registered pursuant to this offering and will not be disposing or acquiring any additional shares. Please refer to "Plan of Distribution."

(3) Kalen Capital Holdings LLC (“KCH”) is a wholly owned subsidiary of Kalen Capital Corporation (“KCC”), a private Alberta corporation wholly owned by Mr. Harmel Rayat (our former director and officer). In such capacity, Mr. Rayat may be deemed to have beneficial ownership of these shares. The number of shares reflected above is as of November 9, 2016, based upon the review of our transfer records as of said date and information provided to us by KCC and includes: (a) 13,251,445 shares owned by KCC and its wholly owned subsidiary; (b) up to 921,875 shares issuable upon exercise of a Series I Warrant; (c) 3,110,378 shares issuable upon exercise of a Series J Warrant; (d) up to 3,110,378 shares issuable upon exercise of a Series K Warrant; (e) up to 500,000 shares issuable upon exercise of a Series L Warrant; (f) up to 375,000 shares issuable upon exercise of a Series M Warrant; (g) up to 767,000 shares issuable upon exercise of a Series N Warrant; (h) up to 427,000 shares issuable upon exercise of a Series O Warrant; (i) up to 213,500 shares issuable upon exercise of a Series P Warrant; (j) up to 468,750 shares issuable upon exercise of a Series Q Warrant; (k) up to 468,750 shares issuable upon exercise of a Series R Warrant; (l) 2,714,235 shares issuable upon conversion of the 2015 Loan Agreement; and (m) up to 2,714,235 shares issuable upon exercise of a warrant issuable upon conversion of the 2015 Loan Agreement (assuming the 2015 Loan Agreement was converted as of November 9, 2016, at a conversion price of $1.37. As of the date of this prospectus supplement we have not received a notice of conversion from KCC). For tax purposes, all of the debt and equity securities of the Company owned by KCC have been assigned to KCH.

(4) KCH's beneficial ownership and ownership percentage have been calculated in accordance with Rule 13d-3(c) of the Exchange Act, which provides that all securities of the same class beneficially owned by a person, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of shares beneficially owned by such person; accordingly, all shares of KCH and KCC have been aggregated for purposes hereof. KCH's beneficial ownership and beneficial ownership percentage have been calculated in accordance with Rule 13d-3(d) of the Exchange Act by adding all of the shares KCC and its affiliates currently own (13,251,445) to the number of shares issuable to KCC upon exercise of all of their outstanding warrants (Series I – R Warrants =10,362,631) and conversion privileges (shares issuable as part of the units upon conversion of the Convertible Note + shares issuable upon exercise of the warrants included as part of the units = 5,428,470), resulting in beneficial ownership of 29,042,546 shares of our common stock, which is then divided by the number of shares of our common stock that would be outstanding upon the exercise of all of KCC's warrants and conversion privileges (28,530,341 shares currently outstanding + an additional 15,791,101 shares that would be outstanding upon exercise of all KCC's outstanding warrants and conversion of the Convertible Note and exercise of the warrant issuable upon conversion of the Convertible Note). Accordingly, (29,042,546)/(44,321,442) = 65.53%.

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(5) The 1,577,614 share increase between the number of shares beneficially owned by KCH prior to the offering and the number of shares beneficially owned by KCH after the offering is the result of the difference between the number of shares KCH beneficially owns upon conversion of the Convertible Note and all interest due thereon as of November 9, 2016, at a conversion price of $1.37, which would result in the issuance of: (i) 2,714,235 shares of common stock and (ii) a warrant exercisable for up to 2,714,235 shares of common stock and the number shares KCH would beneficially own upon conversion of the Convertible Note and all interest due thereon as of December 31, 2015, its original maturity date, at a conversion price of $1.00, which would have resulted in the issuance of: (i) 3,503,042 shares of common stock and (ii) a warrant exercisable for up to 3,503,042 shares of common stock ((3,503,042 - 2,714,235) * 2).

(6) The registration statement of which this prospectus supplement is a part of is registering for resale up to 3,503,042 shares our common stock, representing the maximum number of shares issuable to KCC upon conversion of the Convertible Note and all interest due thereon at its original maturity date of December 31, 2015 (the Convertible Note has since been extended to December 31, 2017), at its floor price of $1.00 and an additional 2,496,958 shares of our common stock currently owned by KCC and KCH. Assuming, KCC elected to convert the Convertible Note on its original maturity date at the floor price of $1.00, we would have issued to KCC 3,503,042 shares of our common stock and a warrant exercisable for up to 3,503,042 shares of common stock. Accordingly, if KCH sells all of the shares registered for resale on its behalf pursuant hereto, and assuming that KCC/KCH does not dispose of or acquire any additional shares other than those currently beneficially owned by it, upon completion of the offering KCC and its affiliates will be the beneficial owners of 24,620,160 shares of our common stock (13,251,445 shares currently owed + 3,503,042 shares issuable upon conversion of the Convertible Note- 6,000,000 shares to be sold pursuant to this offering = 10,754,487 shares + 10,362,631 shares issuable upon exercise of outstanding Series I – R Warrants owned by KCC + 3,503,042 shares the warrant issuable upon exercise of the warrant included as part of the unit issuable upon conversion of the Convertible Note = 24,620,160). Pursuant to Rule 13d-3(d) of the Exchange Act, shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, accordingly, there will be 45,899,056 shares issued and outstanding for determining KCH's beneficial ownership (28,530,341 shares currently issued and outstanding + 3,503,042 shares issuable upon conversion of the Convertible Note + 13,865,673 shares issuable upon exercise of KCC's outstanding warrants and the warrant issuable upon conversion of the Convertible Note). By dividing the number of shares beneficially owned by KCH upon completion of the offering (24,620,160) by the number of shares that would be outstanding upon completion of the offering (45,899,056); the result is 53.64%.

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